FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 May 17, 2005

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                                Total Pages: 8

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: May 17, 2005
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary

                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Smith & Nephew plc

2. Name of director

Mr. Dudley Eustace

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Mrs. Diane Eustace (director's spouse)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mrs. Diane Eustace

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Mrs. Diane Eustace (director's spouse)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Reinvestment of a dividend paid on 13th May 2005

7. Number of shares / amount of stock acquired

50 ordinary shares

8. Percentage of issued class

Less than 0.001%

9. Number of shares/amount of stock disposed



10. Percentage of issued class

11. Class of security

Ordinary shares of 12 2/9 pence each

12. Price per share

525.21 pence

13. Date of transaction

13 May 2005

14. Date company informed

13 May 2005

15. Total holding following this notification

51,114

16. Total percentage holding of issued class following this notification

0.005%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information



24. Name of contact and telephone number for queries

Kate Cummins 020 7960 2251

25. Name and signature of authorised company official responsible for making this notification

Phil Higgins (Assistant Company Secretary)

Date of Notification

13 May 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Smith & Nephew plc

2. Name of director

Sir Christopher O'Donnell

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Sir Christopher O'Donnell
Mrs Maria O'Donnell

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir Christopher O'Donnell
Mrs Maria O'Donnell

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares purchased under the Dividend Re-investment Plan

7. Number of shares / amount of stock acquired

979

8. Percentage of issued class

Less than 0.1%

9. Number of shares/amount of stock disposed



10. Percentage of issued class

11. Class of security

Ordinary shares of 12 2/9p

12. Price per share

525.21p

13. Date of transaction

13 May 2005

14. Date company informed

13 May 2005

15. Total holding following this notification

179,040

16. Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification



23. Any additional information

Shares received under the DRIP in name of Sir Christopher O'Donnell - 726 Shares received under the DRIP in name of Mrs Maria O'Donnell - 253

24. Name of contact and telephone number for queries

Kate Cummins 020 7960 2251

25. Name and signature of authorised company official responsible for making this notification

Phil Higgins
Assistant Company Secretary

Date of Notification

13 May 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.